LYLE F. CAMPBELL TRUST
P. O. Box 7377
Reno, Nevada 89510

December 21, 2007

Dave Mathewson
Gold Run Inc.
P. O. Box 2619
Fernley, Nevada 89a409

Dear Mr. Mathewson:

This is to advise you that all the mineral interests of the Lyle F. Campbell Trust including the Tempo Mineral Lease with Gold Run Inc. dated May 18, 2007, has been assigned to

Gold Standard Royalty Corporation
P. O. Box 187
Evergreen, CO U.S>A> 80437
Attn: John E. Watson, President and CEO

Please send all future advance minimum royalty payments and inquiries to Gold Standard Royalty at the above address.

Thank you for your cooperation in this matter.

Very truly yours,

Bertha C Johnson

For the Lyle F. Campbell Trust

Cc: John E. Watson

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